Exhibit 99.1

HANWHA Q CELLS APPOINTS SENIOR EXECUTIVE AS DIRECTOR

SEOUL, SOUTH KOREA — August 31, 2015 — Hanwha Q CELLS Co., Ltd. (the “Company” or “Hanwha Q CELLS”) (NASDAQ: HQCL), one of the world’s largest manufacturers of high-quality, high-efficiency solar modules, today announced the appointment of Mr. Seung Deok (“Andy”) Park to the Board of Directors.

Mr. Seongwoo Nam, chairman and chief executive officer of Hanwha Q CELLS, said, “ Mr. Park brings a wealth of management and solar industry expertise to our Board. He has a record of accomplishment spanning over 20 years with the Hanwha organization, and has been instrumental in the development of our company as we strive to become the leading company in the solar industry.”

Mr. Park has a broad range of experience including engineering, business planning and development, product management, corporate planning and strategy, and manufacturing. He is currently VP of Corporate Planning at Hanwha Q CELLS with responsibility for corporate level strategy, business planning and human resources. Mr. Park joined the Hanwha organization in 1994 as a research engineer and rose through the ranks at Hanwha Chemical Co., Ltd. until 2009 when he joined Hanwha Group headquarters as a director focused on incubation of new business opportunities including solar. He moved to China in 2012 to join Hanwha SolarOne (which was merged with Hanwha Q CELLS in February of 2015) as Senior Director, Product Management. In late 2012, he was promoted to VP, Corporate Planning and led the company’s strategic direction and business planning. Mr. Park then moved to the company’s ingot and wafering operations and led the turnaround of that entity through innovative cost reduction programs, technology and manufacturing upgrades, improved product quality, and capacity expansion. He received his bachelor’s degree in chemical engineering from Sogang University, Seoul, Korea in 1993 and his master’s degree in chemical engineering from Pohang University of Science & Technology (POSTECH), Pohang, Korea in 1995.

Mr. Park replaces Dr. Jin Seog Choi, Chief Technology Officer of Hanwha Q CELLS Co., Ltd., who has resigned from the Company.

About Hanwha Q CELLS

In February 2015 Hanwha Q CELLS Co., Ltd. (NASDAQ:HQCL) emerged as a new global solar power leader from combining two of the world´s most recognized photovoltaic manufacturers, Hanwha SolarOne and Hanwha Q CELLS. The combined company is listed on NASDAQ under the trading symbol of HQCL. It is headquartered in Seoul, South Korea, (Global Executive Headquarters) and Thalheim, Germany (Technology & Innovation Headquarters) and is the world’s largest solar cell manufacturer as well as one of the largest photovoltaic module manufacturers. Due to its diverse international footprint including facilities in China, Malaysia, and South Korea, Hanwha Q CELLS is in a unique position to flexibly address all global markets, even ones with import tariffs, such as the United States and the European Union. Based on its well respected “Engineered in Germany” technology, innovation and quality, Hanwha Q CELLS offers the full spectrum of photovoltaic products, applications and solutions, from modules to kits to systems to large scale solar power plants. Through its growing global business network spanning Europe, North America, Asia, South America, Africa and the Middle East, the company provides excellent services and long-term partnership to its customers in the utility, commercial, government and residential markets. Hanwha Q CELLS is a flagship company of Hanwha Group, a FORTUNE Global 500 firm and a Top-Ten business enterprise in South Korea. For more information, visit: http://investors.hanwha-qcells.com

For further information, please contact:

Investor Contact:

Paul Combs

V.P. of Investor Relations

Tel: 86-21-3852-1533 / Mobile: 86-138-1612-2768

E-mail: paul.combs@hanwha-qcells.com

Source: Hanwha Q CELLS Co. Ltd.